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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Spainhour                            J.                 Patrick
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   (Last)                            (First)              (Middle)

  c/o AnnTaylor Stores Corporation   142 West 57th Street
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                                    (Street)

  New York                            NY                    10019
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     AnnTaylor Stores Corporation (ANN)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     Fiscal Year Ended 1-29-2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Chairman & CEO
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock (restricted shares)      8/12/1999      A               25,000      A

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                                                                                                                          See
Common Stock (restricted shares)      3/10/2000      A               50,000      A               100,000        D, I      Note 1
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Note 1: 10,000 of these shares are held by Par 4 Holdings LLC, a limited liability company of which reporting person and his spouse are the sole members.
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 5-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                 2.                                                                                       Deriv-    of
                 Conver-                    5.                                 7.                         ative     Deriv-   11.
                 sion                       Number of                          Title and Amount           Secur-    ative    Nature
                 or                         Derivative       6.                of Underlying     8.       ities     Secur-   of
                 Exer-                      Securities       Date              Securities        Price    Bene-     ity:     In-
                 cise     3.                Acquired (A)     Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                 Price    Trans-   4.       or Disposed      Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.               of       action   Trans-   of (D)           (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of         Deriv-   Date     action   (Instr. 3,       ----------------            or      Secur-   of        direct   Owner-
Derivative       ative    (Month/  Code     4 and 5)         Date     Expira-            Number  ity      Year      (I)      ship
Security         Secur-   Day/     (Instr.  ---------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)       ity      Year)    8)        (A)      (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Employee Stock                                               See               Common
  Options        $44.25   3/9/99   A          50,000         Note 2   3/9/09   Stock      50,000 $44.25

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Employee Stock                                                                 Common
  Options        $44.25   8/12/99  A         250,000         3/9/02   3/9/09   Stock     250,000 $44.25

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Employee Stock                                               See               Common
  Options        $44.25   8/12/99  A         100,000         Note 3   3/9/09   Stock     100,000 $44.25

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Employee Stock                                               See               Common                                        See
  Options        $22.25   1/31/00  A         100,000         Note 4   1/31/10  Stock     100,000 $22.25   670,000   D        Note 5

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Explanation of Responses:
Note 2: Exercisable 25% per year on each of first four anniversaries of grant date.

Note 3: Exercisable on 3/9/02 (or earlier) if company achieves specified performance targets.

Note 4: Exercisable on 3/9/02 if company achieves specified performance targets.

Note 5: Includes employee stock options having different terms, previously reported.



     /s/ J. Patrick Spainhour                                  April 17, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Derivative Securities Codes (Except For Transactions Exempt Pursuant to Rule 16b-3)

     C--Conversion of derivative security

     E--Expiration of short derivative position

     H--Expiration (or cancellation) of long derivative position with value received

     O--Exercise of out-of-the-money derivative security

     X--Exercise of in-the-money or at-the-money derivative security


     Other Section 16(b) Exempt Transaction and Small Acquisition Codes (Except For Rule 16b-3 Codes Above)

     G--Bona fide gift

     L--Small acquisition under Rule 16a-6

     W--Acquisition   or  disposition  by  will  or  the  laws  of  descent  and distribution

     Z--Deposit into or withdrawal from voting trust


     Other Transaction Codes

     J--Other acquisition or disposition (describe transaction)

     K--Transaction in equity swap or instrument with similar characteristics

     U--Disposition pursuant to a tender of shares in a change of control transaction


     To indicate that a holding should have been reported previously on Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). To indicate that a transaction should have been reported on a previous Form 5, place a "5" in Table I, column 3 or Table II, column 4, as appropriate. In addition, the appropriate box on the front page of the form should be checked.

                    FORM 3 OR FORM 4 HOLDINGS OR TRANSACTIONS
                            NOT PREVIOUSLY REPORTED

     To indicate that a holding should have been reported previously on a Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). In addition, the appropriate box on the front page of the form should be checked.